

February 14, 2014

<u>Via E-mail</u>
Mr. Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005

      RE: Nike, Inc.
              Form 10-K for the Year Ended May 31, 2013
              Filed July 23, 2013
              File No. 1-10635

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Terence O'Brien

                           Terence O'Brien
                           Accounting Branch Chief